UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

XOMA Corporation
(Name of Issuer)

Common Stock, $0.0075 par value
(Title of Class of Securities)

98419J 206
(CUSIP Number)

MITCHELL KAYE
BVF PARTNERS L.P.
1 Sansome Street, 30th Floor
San Francisco, California 94104
(415) 525-8850

ADAM W. FINERMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 10, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 98419J 206

1	NAME OF REPORTING PERSON BIOTECHNOLOGY VALUE FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 695,726*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 695,726*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 695,726*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%*
14	TYPE OF REPORTING PERSON PN

* See Item 5 of the Schedule 13D.

CUSIP NO. 98419J 206

1	NAME OF REPORTING PERSON BIOTECHNOLOGY VALUE FUND II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 452,312*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 452,312*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 452,312*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%*
14	TYPE OF REPORTING PERSON PN

* See Item 5 of the Schedule 13D.

CUSIP NO. 98419J 206

1	NAME OF REPORTING PERSON BIOTECHNOLOGY VALUE TRADING FUND OS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 123,649*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 123,649*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 123,649*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%*
14	TYPE OF REPORTING PERSON PN

* See Item 5 of the Schedule 13D.

CUSIP NO. 98419J 206

1	NAME OF REPORTING PERSON BVF PARTNERS OS LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 123,649*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 123,649*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 123,649*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%*
14	TYPE OF REPORTING PERSON CO

* See Item 5 of the Schedule 13D.

CUSIP NO. 98419J 206

1	NAME OF REPORTING PERSON BVF PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,503,565*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,503,565*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,503,565*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.99%*
14	TYPE OF REPORTING PERSON PN, IA

* See Item 5 of the Schedule 13D.

CUSIP NO. 98419J 206

1	NAME OF REPORTING PERSON BVF INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,503,565*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,503,565*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,503,565*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.99%*
14	TYPE OF REPORTING PERSON CO

* See Item 5 of the Schedule 13D.

CUSIP NO. 98419J 206

1	NAME OF REPORTING PERSON MARK N. LAMPERT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,503,565*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,503,565*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,503,565*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.99%*
14	TYPE OF REPORTING PERSON IN

* See Item 5 of the Schedule 13D.

CUSIP NO. 98419J 206

1	NAME OF REPORTING PERSON MATTHEW D. PERRY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 98419J 206

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.0075 par value per share (the “Shares”), of XOMA Corporation, a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 2910 Seventh Street, Berkeley, California 94710.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)	Biotechnology Value Fund, L.P., a Delaware limited partnership (“BVF”);

(ii)	Biotechnology Value Fund II, L.P., a Delaware limited partnership (“BVF2”);

(iii)	Biotechnology Value Trading Fund OS, L.P., a Cayman Islands limited partnership (“Trading Fund OS”);

(iv)	BVF Partners OS Ltd., a Cayman Islands limited liability company (“Partners OS”), which serves as general partner of Trading Fund OS;

(v)
BVF Partners L.P., a Delaware limited partnership (“Partners”), which serves as the general partner of each of BVF and BVF2, the investment manager of Trading Fund OS, the sole member of Partners OS, and the investment manager of certain managed accounts (the “Partners Managed Accounts”);

(vi)	BVF Inc., a Delaware corporation, which serves as the general partner of Partners;

(vii)	Mark N. Lampert, who serves as the sole officer and director of BVF Inc; and

(viii)	Matthew D. Perry, as a director of the Issuer and President of Partners.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The business address of BVF, BVF2, Partners, BVF Inc., Mr. Lampert and Mr. Perry is 1 Sansome Street, 30th Floor, San Francisco, California 94104. The business address of Trading Fund OS and Partners OS is PO Box 309 Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(c)           The principal business of each of BVF, BVF2 and Trading Fund OS is investing in securities. The principal business of Partners OS is serving as general partner to Trading Fund OS.  The principal business of Partners is serving as the general partner of each of BVF and BVF2, the investment manager of Trading Fund OS, the sole member of Partners OS, and the investment manager of the Partners Managed Accounts. The principal business of BVF Inc. is serving as the general partner of Partners.  The principal business of Mr. Lampert is serving as the sole officer and director of BVF Inc. The principal business of Mr. Perry is serving as the President of Partners.

CUSIP NO. 98419J 206

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Lampert and Perry are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by BVF, BVF2 and Trading Fund OS were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.   The aggregate purchase price of the 694,961 Shares owned directly by BVF is approximately $2,990,337, including brokerage commissions.  The aggregate purchase price of the 452,312 Shares owned directly by BVF2 is approximately $1,944,914, including brokerage commissions.  The aggregate purchase price of the 123,649 Shares owned directly by Trading Fund OS is approximately $534,962, including brokerage commissions.  The aggregate purchase price of the 231,878 Shares held in the Partners Managed Accounts is approximately $1,003,667, including brokerage commissions.

The aggregate purchase price of the 2,313 shares of Series X Convertible Preferred Stock, $0.05 par value per share (the “Series X Convertible Preferred Stock”) owned directly by BVF is approximately $9,321,390, including brokerage commissions. The aggregate purchase price of the 1,506 shares of Series X Convertible Preferred Stock owned directly by BVF2 is approximately $6,069,180, including brokerage commissions. The aggregate purchase price of the 412 shares of Series X Convertible Preferred Stock owned directly by Trading Fund OS is approximately $1,660,360, including brokerage commissions. The aggregate purchase price of the 772 shares of Series X Convertible Preferred Stock held in the Partners Managed Accounts is approximately $3,111,160, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On February 10, 2017, certain of the Reporting Persons entered into a subscription agreement, dated February 10, 2017 with the Issuer (the “Subscription Agreement”) relating to the sale of the shares of Series X Preferred Stock and the Shares. Pursuant to the Subscription Agreement, the Issuer agreed to issue directly to the Reporting Persons in a registered direct offering 1,200,000 Shares and 5,003 shares of the Company’s Series X Preferred Stock. In addition, pursuant to the Subscription Agreement, the Reporting Persons hold the right to nominate one individual for appoint to the Board of Directors of the Issuer (the “Board”) for so long as the Reporting Persons beneficially hold at least 20% of the Shares, without regard to any blocker provision, including the Beneficial Ownership Limitation (as defined below). As such, pursuant to the Subscription Agreement, certain of the Reporting Persons determined to nominate Mr. Perry to the Board, effective as of February 16, 2017.

CUSIP NO. 98419J 206

The foregoing description of the Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the Subscription Agreement, a copy of which is referenced as an exhibit hereto and is incorporated herein by reference.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position, the Reporting Persons’ investment strategies, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by each person named herein is based on a denominator that is the sum of: (i) 7,520,822 Shares outstanding as of February 16, 2017, which is the total number of Shares outstanding as reported in the Issuer’s current report on Form 8-K filed with the Securities and Exchange Commission on February 16, 2017 and (ii) 765 Shares that may be acquired upon the conversion of certain Series X Convertible Preferred Stock.

As of the date hereof, the Reporting Persons hold 5,003 Series X Convertible Preferred Stock, convertible into an aggregate of 5,003,000 shares of Common Stock. The conversion ratio is 1,000 Shares for 1 share of Series X Convertible Preferred Stock. The Series X Convertible Preferred Stock may not be converted if, after such conversion, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, more than 19.99% of the Shares outstanding immediately after giving effect to such exercise (the “Beneficial Ownership Limitation”). The Reporting Persons, in the aggregate, will reach the Beneficial Ownership Limitation, upon the conversion of 765 Shares underlying the Series X Convertible Preferred Stock. As such, 5,002,235 Shares are blocked from being converted pursuant to the Beneficial Ownership Limitation.

As of the date hereof, (i) BVF beneficially owned 695,726 Shares, including 765 Shares issuable upon the conversion of certain Series X Convertible Preferred Stock, and excluding approximately 2,312,235 Shares issuable upon the conversion of certain Series X Convertible Preferred Stock, representing percentage ownership of approximately 9.2% of the Shares outstanding, (ii) BVF2 beneficially owned 452,312 Shares, excluding 1,506,000 Shares issuable upon the conversion of certain Series X Convertible Preferred Stock, representing percentage ownership of approximately 6.0% of the Shares outstanding, (iii) Trading Fund OS beneficially owned 123,649 Shares, excluding 412,000 Shares issuable upon the conversion of certain Series X Convertible Preferred Stock, representing percentage ownership of approximately 1.6% of the Shares outstanding  and (iv) 231,878 Shares were held in the Partners Managed Accounts, excluding 772,000 Shares issuable upon the conversion of certain Series X Convertible Preferred Stock, representing percentage ownership of approximately 3.1% of the Shares outstanding.

CUSIP NO. 98419J 206

Partners, as the general partner of BVF, BVF2, the sole member of Partners OS and the investment manager of Trading Fund OS and the Partners Managed Accounts, may be deemed to beneficially own the 1,503,565 Shares of Common Stock beneficially owned in the aggregate by BVF, BVF2, Trading Fund OS, and held in the Partners Managed Accounts, including 765 Shares issuable upon the conversion of certain Series X Convertible Preferred Stock, and excluding, 5,002,235 Shares issuable upon the conversion of certain Series X Convertible Preferred Stock, representing percentage ownership of approximately 19.99% of the Shares outstanding.

BVF Inc., as the general partner of Partners, may be deemed to beneficially own the 1,503,565 Shares beneficially owned by Partners, including 765 Shares issuable upon the conversion of certain Series X Convertible Preferred Stock, and excluding, 5,002,235 Shares issuable upon the conversion of certain Series X Convertible Preferred Stock, representing percentage ownership of approximately 19.99% of the Shares outstanding.

Mr. Lampert, as a director and officer of BVF Inc. may be deemed to beneficially own the 1,503,565 Shares beneficially owned by BVF Inc., including 765 Shares issuable upon the conversion of certain Series X Convertible Preferred Stock, and excluding, 5,002,235 Shares issuable upon the conversion of certain Series X Convertible Preferred Stock, representing percentage ownership of approximately 19.99% of the Shares outstanding.

As of the date hereof, Mr. Perry does not beneficially own any Shares.

(b)           Each of BVF, BVF2 and Trading Fund OS shares with Partners voting and dispositive power over the Shares each such entity beneficially owns.  Trading Fund OS shares with Partners OS, voting and dispositive power over the Shares beneficially owned by Trading Fund OS.  Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the 1,503,565 Shares they may be deemed to beneficially own with BVF, BVF2, Trading Fund OS and Partners OS.

(c)           Schedule A annexed hereto lists all transactions in securities of the Issuer during the past sixty days by the Reporting Persons.  All of such transactions were effected in the open market, except as otherwise noted.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. 98419J 206

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On February 21, 2017, the Reporting Persons entered into a Joint Filing Agreement in which, among other things, the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Issuer.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On February 10, 2017, certain of the Reporting Persons and the Issuer entered into the Subscription Agreement defined and described in Item 4 above, a copy of which is referenced as an exhibit hereto and is incorporated herein by reference.

Partners is the general partner of each of BVF and BVF2 pursuant to limited partnership agreements which authorize Partners, among other things, to invest the funds of BVF and BVF2 in the Shares and other securities and to vote, exercise or convert and dispose of such securities. Pursuant to such limited partnership agreements, Partners is entitled to receive fees based on assets under management and allocations based on realized and unrealized gains on such assets.

Partners is the sole member of Partners OS and the investment manager of Trading Fund OS, pursuant to an investment management agreement which authorizes Partners, among other things, to invest the funds of Trading Fund OS  in the Shares and other securities and to vote, exercise or convert and dispose of such securities. Pursuant to such investment management agreement, Partners is entitled to receive fees based on assets under management and allocations based on realized and unrealized gains on such assets

Pursuant to investment management agreements with certain of the Partners Managed Accounts, Partners and BVF Inc. have authority, among other things, to invest funds of certain of the Partners Managed Accounts in the Shares and other securities and to vote, exercise or convert and dispose of such securities. Pursuant to such investment management agreements, Partners and BVF Inc. receive fees based on realized and unrealized gains thereon.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1
Joint Filing Agreement, by and among Biotechnology Value Fund, L.P., Biotechnology Value Fund II, L.P., Biotechnology Value Trading Fund OS, L.P., BVF Partners OS Ltd., BVF Partners L.P., BVF Inc., Mark N. Lampert, and Matthew D. Perry, dated February 21, 2017.

99.2
Subscription Agreement, by and among Biotechnology Value Fund, L.P., the Issuer, and the other parties signatory thereto, dated February 10, 2017 (incorporated herein by reference to Annex A to the Form 424(b)(5) filed by the Issuer on February 14, 2017).

CUSIP NO. 98419J 206

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 21, 2017

BIOTECHNOLOGY VALUE FUND, L.P.

By:	BVF Partners L.P., its general partner
By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
	Name:	Mark N. Lampert
	Title:	President

BIOTECHNOLOGY VALUE FUND II, L.P.

By:	BVF Partners L.P., its general partner
By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
	Name:	Mark N. Lampert
	Title:	President

BIOTECHNOLOGY VALUE TRADING FUND OS, L.P.

By:	BVF Partners L.P., its investment manager
By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
	Name:	Mark N. Lampert
	Title:	President

BVF PARTNERS OS LTD.

By:	BVF Partners L.P., its sole member
By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
	Name:	Mark N. Lampert
	Title:	President

CUSIP NO. 98419J 206

BVF PARTNERS L.P.

By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
	Name:	Mark N. Lampert
	Title:	President

BVF INC.

By:	/s/ Mark N. Lampert
	Name:	Mark N. Lampert
	Title:	President

/s/ Mark N. Lampert
MARK N. LAMPERT

/s/ Matthew D. Perry
MATTHEW D. PERRY

CUSIP NO. 98419J 206

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Class of Security	Shares Purchased	Price ($)	Date of Purchase

BIOTECHNOLOGY VALUE FUND, L.P.

Common Stock	558,163	4.03	02/10/2017
Series X Convertible Preferred Stock	2,313	4,030	02/10/2017

BIOTECHNOLOGY VALUE FUND II, L.P.

Common Stock	364,143	4.03	02/10/2017
Series X Convertible Preferred Stock	1,506	4,030	02/10/2017

BIOTECHNOLOGY VALUE TRADING FUND OS L.P.

Common Stock	97,185	4.03	02/10/2017
Series X Convertible Preferred Stock	412	4,030	02/10/2017

BVF PARTNERS L.P. (THROUGH THE PARTNERS MANAGED ACCOUNTS)

Common Stock	180,509	4.03	02/10/2017
Series X Convertible Preferred Stock	772	4,030	02/10/2017